

Mail Stop 3010

May 24, 2010

Thomas A. James
Chief Executive Officer
880 Carillon Parkway
St. Petersburg, FL 33716

> **Re:**   **Raymond James Financial, Inc.**
> **Form 10-K for Year Ended September 30, 2009**
> **Form 10-Q for Quarter Ended December 31, 2009**
> **File No. 001-09109**

Dear Mr. James:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

    You may contact Stacie Gorman, Attorney, at (202) 551-3585, Karen Garnett, Assistant Director, at (202) 551-3785, Yolanda Crittendon, Accountant, at (202) 551-3472, or the undersigned at (202) 551-3413 if you have questions.

                                Sincerely,

                                Cicely LaMothe
                                Accounting Branch Chief